Effective at the close of business on
May 18, 2007, the Fund acquired the net assets of AtlasEmerging Growth Fund in a tax-free exchange for Class A shares of the Fund. Shares were issued to shareholders of Atlas Emerging
Growth Fund at an exchange ratio of 1.28 for Class A shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $10,877,372.
The aggregate net assets of the Fund and Atlas
Emerging Growth Fund immediately prior to the acquisition were $115,705,154 and $80,903,617,
respectively.The aggregate net assets of the Fund immediately after the acquisition were $196,608,771.